UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.9 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Zhigang Zhao

Name:	Zhigang Zhao
Title:	Chief Financial Officer
DATE: July 1, 2008

Exhibit 99.9
Simcere Pharmaceutical Group
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Simcere Pharmaceutical Group (NYSE: “SCR”), a Cayman Islands company (the “Company”), will be held at 10 a.m. Beijing time, on 31 July, 2008 at Simcere Conference Center located at No.699-18, Xuanwu Avenue, Xuanwu District, Nanjing, People’s Republic of China, for the following purposes:
1. To consider and adopt the Company’s 2008 Share Incentive Plan.
2. To transact any other business properly brought before the Meeting.
All shareholders of record at the close of business on June 24, 2008 (the “Record Date”) will be entitled to attend and vote at the Meeting, and at any adjournment or postponement thereof, or to appoint a proxy to attend and vote in his/her place. The proxy need not be a shareholder of the Company.
Pursuant to the Company’s Second Amended and Restated Articles of Association, on a show of hands or on a poll, every shareholder present in person or by proxy shall be entitled to one vote for each ordinary share registered in his/her name on the Record Date.
By Order of the Board of Directors

/s/ Jinsheng Ren Jinsheng Ren, Chairman and Chief Executive Officer
July 1, 2008

PROXY STATEMENT
This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting of Shareholders (the “Meeting”) of Simcere Pharmaceutical Group (the “Company”) to be held on 31 July, 2008 at 10 a.m. Beijing time.
I.	SHAREHOLDER ADOPTION OF THE COMPANY’S 2008 SHARE INCENTIVE PLAN AND AUTHORIZATION FOR THE COMPENSATION COMMITTEE TO ALLOT, ISSUE, OR DELIVER THE ORDINARY SHARES IN ACCORDANCE THEREOF
The Company seeks shareholder adoption of the Company’s 2008 Share Incentive Plan (the “2008 Plan”) and authorization to carry out its provisions. The following description of the 2008 Plan is a summary only and is qualified in its entirety by reference to the full text of the terms and provisions of the 2008 Plan, a copy of which has been publicly filed on Form 6-K with the Securities and Exchange Commission.
Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote thereon.
Purpose of 2008 Plan
     The 2008 Plan is intended to attract and retain key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Company. The Company expects that it will benefit from the added interest which such key employees, directors or consultants will have in the welfare of the Company as a result of their proprietary interest in the Company’s success.
     Authorized Shares
     The total amount of ordinary shares of the Company, par value US$0.01 per share, authorized for issuance under the 2008 Plan during the ten years starting from the date of the 2008 Plan’s approval pursuant to this shareholder’s meeting will be limited to 6,250,000. The ordinary shares may consist of authorized and unissued shares or shares purchased on the open market. The issuance of the ordinary shares or the payment of cash upon the exercise of an option, share appreciation right, or other share-based award (collectively, an “Award”) or in consideration of the cancellation or termination of an Award shall reduce the total number of ordinary shares available under the 2008 Plan, as applicable. Ordinary shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the 2008 Plan.
     2008 Plan Administration
     The compensation committee (the “Committee”) of the Company’s board of directors (the “Board”), or certain delegated subcommittees, will be responsible for the administration of the 2008 Plan and will be responsible for the determination of terms and conditions of Awards. The Committee is authorized to interpret the 2008 Plan, to establish, amend and rescind any rules and regulations relating to the 2008 Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2008 Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2008 Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the 2008 Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.
     Right to Awards
     No person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment amongst the employees, directors or consultants who are selected by the Committee to participate in the 2008 Plan (a “Participant”) or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

     Successors, Assignees, and Transferability of Awards
     Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant other than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. The terms of the 2008 Plan shall be binding on all successors and assigns of the Company and on a Participant, including the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.
     Future Modifications
     The Board may amend, alter or discontinue the 2008 Plan at any time, but no amendment, alteration or discontinuation shall be made, (a) without the approval of the shareholders of the Company, if such action would increase the total number of ordinary shares reserved for the purposes of the 2008 Plan or change the maximum number of ordinary shares for which Awards may be granted to any Participant or (b) without the consent of a Participant, if such action would diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the 2008 Plan. The Committee may, however, amend the 2008 Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of any applicable governing laws.
     Termination of the 2008 Plan
     Without further action by our board of directors, the 2008 Plan will terminate ten years after the date of the 2008 Plan’s approval.
The affirmative vote of the holders of a majority of the ordinary shares present in person or represented by proxy and voting at the Meeting will be required to approve this proposal.
The Board of Directors of the Company recommends a vote FOR the adoption of the 2008 Share Incentive Plan.
II.	OTHER MATTERS
As of the date of this Proxy Statement, the chairman of the Board does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Meeting.
Shareholders are urged to sign the enclosed proxy form and to return it promptly. Proxies will vote in accordance with shareholders’ directions. Signing the proxy form does not remove the shareholder’s right to vote in person at the Meeting, as the proxy appointment may be revoked at any time prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will by default vote in favor of adoption of the 2008 Share Incentive Plan.

By

/s/ Jinsheng Ren Name: Jinsheng Ren
Title: Chairman and Chief Executive Officer